                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  2 )*
                                             ---

                              Rainforest Cafe, Inc.
      -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -----------------------------------------------------------------
                        (Title of Class of Securities)

                                   75086K104
                         ----------------------------
                                (CUSIP Number)

 Judith A. Manion, One Mellon Bank Center, Pittsburgh, PA 15228 (412) 236-1985
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 19, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g) check the following box [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 75086K104
          ---------
                                     13D
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             State of Wisconsin Investment Board
                 39-6006423
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)_____
         Not Applicable                                                 (b)_____
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   Source Of Funds*

    OO
________________________________________________________________________________
5   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(d) Or 2(e):  |_|

________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Madison, Wisconsin
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                        2,600,000
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                         Not Applicable
    EACH
  REPORTING    _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH                           2,600,000
               _________________________________________________________________
               10    SHARED DISPOSITIVE POWER
                                   Not Applicable

________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          2,600,000 See Item 5
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
    SHARES *              Not Applicable

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                          11.17% See Item 5
________________________________________________________________________________
14  TYPE OF REPORTING PERSON *

           EP (Public Pension Fund)

________________________________________________________________________________

                     * SEE INSTRUCTION BEFORE FILLING OUT!
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ITEM 1.  SECURITY AND ISSUER
         (a) Rainforest Cafe Inc.
         (b) 720 S. Fifth Street, Hopkins MN 55343

ITEM 2.  IDENTITY AND BACKGROUND
         (a) State of Wisconsin Investment Board
         (b) P.O. Box 7842
             Madison, WI 53707
         (c) Wisconsin State Agency

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         THIS STATEMENT IS FILED PURSUANT TO 13d-1(a) OR 13d-2(a) AND THE STATE OF WISCONSIN INVESTMENT BOARD IS A GOVERNMENT AGENCY WHICH MANAGES PUBLIC PENSION FUNDS SUBJECT TO PROVISIONS COMPARABLE TO ERISA.

         The State of Wisconsin Investment Board ("SWIB") is the beneficial owner of 2,600,000 shares of Common Stock. The aggregate purchase price of such shares was $14,180,668.68 and was paid out of Wisconsin Retirement System ("WRS") public pension trust funds managed by SWIB.

ITEM 4.  PURPOSE OF TRANSACTION

         SWIB is conducting a shareholder solicitation challenging the proposed merger between Rainforest Cafe, Inc. and Landry's Seafood Restaurant.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) See cover page
         (b) See cover page
         (c) Transactions completed within the last 60 days:

              (1) 1. SWIB
                  2. March 28, 2000
                  3. 24,007 shares
                  4. $3.9375 per share
                  5. Normal buy on NASDAQ brokered through Herzog Heine Gould.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (2) 1. SWIB
                  2. March 28, 2000
                  3. 5,993 shares
                  4. $3.9375 per share
                  5. Normal buy on NASDAQ brokered through Herzog Heine Gould.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (3) 1. SWIB
                  2. March 28, 2000
                  3. 38,651 shares
                  4. $3.9183 per share
                  5. Normal buy on NASDAQ brokered through Instinet.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (4) 1. SWIB
                  2. March 28, 2000
                  3. 9,649 shares
                  4. $3.9183 per share
                  5. Normal buy on NASDAQ brokered through Instinet.
                  6. This purchase transaction was made in error and was
                     reversed without profit on March 30, 2000.

              (5) 1. SWIB
                  2. March 30, 2000
                  3. 15,043 shares
                  4. $3.57103 per share
                  5. Normal sale on NASDAQ brokered through Paine Webber.

              (6) 1. SWIB
                  2. March 30, 2000
                  3. 60,257 shares
                  4. $3.57103 per share
                  5. Normal sale on NASDAQ brokered through Paine Webber.

              (7) 1. SWIB
                  2. March 30, 2000
                  3. 599 shares
                  4. $3.7688 per share
                  5. Normal sale on NASDAQ brokered through Instinet.

              (8) 1. SWIB
                  2. March 30, 2000
                  3. 2,401 shares
                  4. $3.7688 per share
                  5. Normal sale on NASDAQ brokered through Instinet.

         (d) Not applicable
         (e) Not applicable

ITEM 6.  NOT APPLICABLE

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1: Solicitation Letter
         Exhibit 2: Press Release

                                  SIGNATURE

    After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 April 20, 2000
                                ----------------
                                     Date

                               /S/ George Natzke
                              -------------------
                                   Signature

                     George Natzke, Chief Financial Officer
                     --------------------------------------
                                   Name/Title

                                                                      Exhibit 1


                       STATE OF WISCONSIN INVESTMENT BOARD
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[LOGO]
MAILING ADDRESS                                             121 EAST WILSON ST
PO BOX 7842                                                  MADISON, WI 53702
MADISON, WI 53707-7842                                          (608) 266-2381
                                                           FAX: (608) 266-2436

April 18, 2000

            SWIB URGES RAINFOREST SHAREHOLDERS TO CONTINUE REJECTING
                       LANDRY'S UNDERPRICED MERGER OFFER!

We are writing once again to urge you to VOTE AGAINST PROPOSALS #1 AND 2, at Rainforest Cafe's Special Meeting of shareholders. We are the State of Wisconsin Investment Board ("SWIB") and we own 2,600,000 shares or approximately 11.02% of Rainforest's stock. Management has postponed the original meeting scheduled for April 18, 2000 until Friday, April 28, 2000. Management is seeking shareholder approval for the merger of Rainforest with Landry's Seafood Restaurants ("Landry's"). The Landry's merger is a great deal for Landry's and certain Rainforest board members but is TOTALLY INADEQUATE FOR RAINFOREST SHAREHOLDERS!

                      MANAGEMENT DOESN'T HAVE THE VOTES...
                    BECAUSE SHAREHOLDERS DON'T WANT THE DEAL!

Rainforest announced postponement of the April 18th shareholder meeting until April 28th in order to address certain "misinformation" concerning the voting recommendation of I.S.S., an independent proxy consultant. This is only a flimsy pretext for management to continue soliciting votes in support of a deal shareholders don't want. THE REALITY IS THAT MANAGEMENT DOESN'T HAVE ENOUGH VOTES TO FORCE SHAREHOLDERS TO ACCEPT A BAD DEAL!

                SWIB INTENDS TO REMAIN A RAINFOREST SHAREHOLDER!

Last week, Proxy Monitor, a leading proxy voting advisor to institutional investors, recommended rejection of the merger citing conflicts of interest which raise "ample reasons for shareholder concern". SWIB encourages Rainforest shareholders to vote against proposals 1 and 2 on the Rainforest proxy. IF THE MERGER IS REJECTED, SWIB INTENDS TO CONTINUE ON AS A RAINFOREST SHAREHOLDER AND TO PURSUE EFFORTS TO COMPEL, AT THE FIRST OPPORTUNITY, THE BOARD TO HAVE A MAJORITY OF INDEPENDENT DIRECTORS.

            VOTE AGAINST THE MERGER, VOTE AGAINST PROPOSALS # 1 & 2!

ATTENTION: Management has sent multiple reminder letters containing new proxy voting forms to Rainforest shareholders who have not voted their shares. Shareholders who had previously voted did not receive these reminder letters and new proxy voting forms. If you originally voted against the merger, you do not need to take any action. If you voted in favor of the merger and wish to change your vote to a vote AGAINST, please call our proxy solicitor Garland Associates at telephone: 212-866-0095 for assistance.

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                                                                       Exhibit 2

                                                             STATE OF WISCONSIN
                                                                 [SWIB LOGO]

                                                                 INVESTMENT
                                                                    BOARD

For more information contact:
Vicki Hearing     (608) 261-2415

FOR IMMEDIATE RELEASE

                   SWIB URGES RAINFOREST CAFE SHAREHOLDERS TO
                       CONTINUE REJECTING MERGER PROPOSAL

MADISON, WIS - (April 19, 2000) The State of Wisconsin Investment Board (SWIB), owner of approximately 11% of Rainforest Cafe stock, urged shareholders today to continue rejecting the Rainforest/Landry's Seafood Restaurants merger proposal. The shareholder vote on the merger was originally scheduled for April 18, 2000. Faced with an expected defeat of the merger proposal on the eve of the vote, Rainforest rescheduled the meeting for April 28, 2000, admitting it needed more time to "solicit additional proxies."

Rainforest also cited "misinformation" circulated by SWIB regarding the recommendation of ISS, a leading independent proxy advisory firm, as a reason for the postponement. In response to these allegations, John Nelson, Small Company Stock Portfolio Investment Director for SWIB, said "SWIB's representations regarding ISS' position have been entirely accurate." He also indicated that SWIB is reviewing the propriety of Rainforest's actions under Minnesota law and that SWIB plans to file a formal objection to the postponement. If the merger is rejected, SWIB intends to pursue efforts to compel a majority of independent directors to be placed on Rainforest's board.

SWIB is the investment manager for the Wisconsin Retirement System (WRS). With over $62 billion in assets and 465,000 participants, the WRS is the ninth largest public pension fund in the U.S.



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